[SUNTECH LETTERHEAD]
December 4, 2009
Mail Stop 3030
Ms. Lynn Dicker, Staff Accountant
Mr. Martin James, Senior Assistant Chief Accountant
Mr. Kevin L. Vaughn, Accounting Branch Chief
Mr. Timothy Buchmiller, Reviewing Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Suntech Power Holdings Co., Ltd. (the “Company”) Form 20-F for the fiscal year ended December 31, 2008 File No. 001-32689
Dear Ms. Dicker, Mr. James, Mr. Vaughn and Mr. Buchmiller:
     Reference is made to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 21, 2009 regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2008 (the “Form 20-F”) of Suntech Power Holdings Co., Ltd. (the “Company”).
     For your convenience, we have included your comments in this response letter in bold form and keyed our response accordingly. Our responses to the comments are as follows.
Form 20-F as of December 31, 2008
Item 5. Operating and Financial Review and Prospects, page 48
A. Operating Results, page 48
1.	You state on page 55 that selling expenses include provisions for warranties. Please explain to us why you concluded that warranty costs are not a direct cost of revenue that should be included in cost of sales.

The Company respectfully advises the Staff that the Company addressed a similar comment received from the Staff in its letter dated November 28, 2007 as well as during the IPO review process. The Company has not changed its warranty policy since its initial response. The Company believes that its warranty provision is part of selling expenses as the Company provides warranties to its customers in order to maintain a competitive sales position within the solar module industry, to promote the Company’s sales and to provide a requisite level of product reliability with customers. Providing warranties is a standard practice for solar module manufacturers and, as such, the Company believes that it must also do so in order to attract and maintain its customer base. Therefore, the decision to provide warranties was a “sales” decision as opposed to a “production” decision. Such warranty reserves do not relate to the Company’s cost of revenues. The Company is not aware of any specific guidance that would require classification in cost of goods sold. The Company also observes diversity in the presentation of warranty costs from public filings made by other companies in our industry, including classifying warranty provisions as a component of selling expenses. As a result, the Company believes that it has appropriately presented warranty provisions provided to its customers in selling expenses in its consolidated financial statements and included appropriate disclosure of its classification.
2.	Further to the above, you state that you maintain product quality insurance with a liability cap of approximately $4.4 million. Please explain in greater detail the nature of this liability cap including how it relates to your warranty provision. For example, clarify if this cap is on a per-incident basis.

The Company respectfully advises the Staff that its product quality insurance policy, which is provided by a Chinese insurance company, covers both technical defects and declines of initial power generation capacity, and has a liability cap, both on a per-incident basis and annual aggregate basis, of US$4.4 million. The Company’s main purpose in providing this disclosure is to provide investors more information related to the Company’s actions with respect to mitigating its liabilities for product warranties. The liability cap was not deducted from the Company’s warranty cost estimation because the policy is renewed on an annual basis and the Company cannot be certain of the terms of future quality insurance policies.
Critical Accounting Policies, page 58
- Warranty, page 58
3.	We note from page 16 that you accrue 0.3% of your MSK PV module revenues and 1.0% of your other PV module revenues as warranty costs. We note from your disclosure here that you accrue the estimated costs of these warranties based on your assessment of competitors’ accrual history while incorporating some estimates of failure rates through your quality review staff. Please address the following:
•	Tell us and revise future filings to disclose how you are able to estimate warranty costs for the 10, 12 and/or 25-year warranties against specified declines in the initial minimum power generation capacity at the time of delivery considering your limited operating history and limited warranty claim period.

The Company respectfully advises the Staff that warranty costs represent a significant estimate considering our limited operating history. In making and estimating future warranty costs, the Company considers:
•	its claim history;

•	its competitors’ policies and claim histories;

•	academic research of the long-term performance of photovoltaic (“PV”) modules that are based upon the similar technology as the Company’s products; and

•	its internal research which compares the performance of its products against the results of its competitors and academic research.
In 2008, the Company analyzed actual costs incurred in connection with its warranty claims.

Such costs include replacement costs for parts and materials and labor costs for maintenance personnel. The Company noted that its claim history and costs were consistent with its competitors during this period.

The Company’s accrual for future warranty costs also includes the Company’s consideration as to the likelihood of incurring warranty costs. Academic data for products based on the similar technology as what the Company uses is available dating to the 1970’s. Analysis of such data shows that PV products typically experience annual decay of 0.7% to 0.75% over a 25 year life span. Based on this research, the Company does not expect that most of its products will incur future warranty costs. However, the Company estimated the probability of instances of warranty claims considering its actual history and the claim history of its competitors.

The Company’s accrual for future warranty costs represents the Company’s consideration of its estimates of both future costs and the probability of incurring such costs.

The Company’s revised disclosure is presented in the following section.

•	Tell us and revise your footnotes and critical accounting policies in future filings to disclose how you determined that your warranty accruals are sufficient to cover future warranty claims and clarify each of the factors you considered in your analysis. Expand the disclosure to clarify what you mean by your reference to “estimates of failure rates through your quality review staff.” Discuss what testing is performed and clarify the significance of these estimates on your warranty cost accrual estimates.

The Company respectfully advises the Staff that the Company’s technical department conducts analyses on a continuous basis which includes the following:
•	Reviewing academic analyses available from industry research publications and papers, and review of analyses from other industry players which covers both product workmanship and power degradation performance.

•	Comparing industry average performance against the Company’s product performance.

•	Identifying and monitoring actual warranty and installation costs, such as labor, parts, and overhead, to provide a basis for correcting deficiencies and valuing returned products. This system is integrated within the Company’s cost accounting system, which allows the Company to perform further analysis on the historical statistics of customer claims by failure categories and compensation practice.
The Company also advises the Staff that the Company’s products comply with international standards that are common in its industry, including International Electrotechnical Commission (“IEC”) 61215 quality standards, IEC 61730 quality standards and ISO 9001:2008 version standards. The Company also tests its PV modules to standards beyond those set by the IEC, including a damp heat test, to ensure the quality of its products. In addition, the Company opened the first PV module testing laboratory in China to be awarded the Underwriters Laboratories Witness Testing Data Program Certificate.

The Company believes that its internal research supports the reasonability of its accrued warranty costs, which are estimated as described above.

The Company will revise its future filings to include the following language: “We estimate our warranty costs based on our actual historical cost data, competitor data and academic research which are reviewed by our quality review staff. We acknowledge that such estimates are subjective, and we will continue to analyze our claim history and the performance of our products compared to our competitors and academic research to determine whether our accrual is adequate.”

•	Clarify why you believe it is appropriate to base your estimates of warranty costs on an assessment of competitors’ accrual history. Please specifically discuss how you considered the differences in your products versus those of your competitors. Finally, also discuss how you considered the fact that many of your competitors also base their estimates of warranty costs on an assessment of competitors’ accrual history.

The Company respectfully advises the Staff warranty periods up to 25 years are common in the Company’s industry. However, few of the companies in its industry have these actual operating histories. Therefore, companies in the industry consider other factors that affect estimates of warranty costs, including industry data for warranty claim activities for themselves and competitors and academic research. Such data is widely available.

The Company further advises the Staff that PV products are largely based on similar technologies, manufactured through similar production processes and are subject to the same standards, as described above. As a result, the Company expects that warranty rates for companies in its industry should be consistent.

The Company’s analysis indicates that its competitors typically provide warranty provisions equal to 0.6% to 0.7% of PV module revenues. As a recent entrant in the market, the Company has adopted a warranty provision of 1.0% of PV module revenues, which considers the factors discussed in its response above and includes consideration that the Company has a shorter operating history and less production experience than many of its competitors.

- Valuation of Derivative Financial Instruments, page 60
4.	We note your disclosure that the selection of valuation models and the inputs used in them require the exercise of significant judgment. Please expand your disclosure in future filings to discuss the specific judgments involved in the selection of valuation models for your derivative financial instruments and the inputs used in the models. For example, discuss the specific valuation models you chose and discuss why you believe these models produce the best estimates of the fair values of the derivative financial instruments. If material, discuss how the results might have differed if you had used different models or different key assumptions.

The Staff’s comment is noted. The Company will revise its future filings to include the following language: “For example, we normally use commonly accepted discounted cash flow modeling techniques and third party pricing models that we believe produce the best estimates for the types of the financial instruments we hold. The inputs and assumptions used in the models reflect management’s best estimate of assumptions that market participants would use in pricing the same or similar instruments in a current transaction as of the measurement date. We normally take into account key inputs, including the contract terms, interest rate yield curves, option volatility, and currency rates. Due to the nature of our financial instruments, the valuation methodologies we employ require specific inputs that do not necessitate significant judgments and a substantial majority of the inputs we use are normally readily observable and generally do not vary significantly by source. Had we based our estimates of key assumptions on different data representing other reasonably possible estimates, there would have been no material change in the valuations”
- Fair Value Control Processes, page 60
5.	Please revise your disclosure here in future filings to discuss how the fair value control process impacts your financial statements. For example, discuss the areas where you utilize pricing information. In addition, also discuss the factors that caused management to conclude that this represents a critical accounting estimate. Refer to the guidance in Section V of SEC Release 33-8350.

The Staff’s comment is noted. The Company will revise its future filings to include the following language: “We believe the estimate of the fair value of the derivative instruments and financial investments is a critical accounting estimate due to the subjective nature of valuation models and inputs used. We have a well established accounting and financial reporting process for determining fair value measurements which includes proper controls over data, segregation of duties between those committing us to the underlying transactions and those responsible for undertaking the valuations, and utilizing personnel with expertise and experience in determining fair value measurements. We use pricing information received from counterparty banks in determining fair value of our derivative instruments. We conduct internal validation procedures, including comparing the prices to our independently calculated values using third party valuation models and a reasonableness corroborating review when reviewing the pricing data (such as, for example, forward exchange rates, interest rates, and volatilities) which normally would be available from other independent third party pricing sources (such as banks, Bloomberg, Reuters, and other similar sources). We may also engage or employ third party valuation specialists in determining fair value measurements and disclosures for certain investments, in which case the specialists’ work (including valuation methodologies and assumptions) is under management’s review and oversight, and we are involved in the valuation process. We maintain proper documentation to support our assumptions and conclusions. We also have a process to monitor changes in management’s assumptions (if any)

at each reporting period to make sure those changes are reasonable, reliable, consistent with that of market participants, and properly approved. All of the validation and review processes are executed and completed before the fair value estimates are presented in the financial statements.”

The Company further advises the Staff that it believes the accounting and disclosures for fair value represents a critical accounting policy as the Company has derivative instruments and financial investments that (a) are recorded at fair value on the balance sheet or (b) need to be assessed for impairment based on fair value measurements and the fair value change or impairment loss of such derivative instruments and financial investments would result in fluctuations in earnings that could be material to the consolidated statement of income.
- Valuation of Inventories, page 61
6.	We note your disclosure here that the determination of the value of excess and slow moving inventory is based upon assumptions of future demands and market conditions. Separately, you state that you evaluate quantities and value of your inventories and record write-downs for a decline in net realizable value, which appears to be based on the estimates of future demands and market conditions. Finally, you state that in estimating obsolescence, you utilize your backlog information and project future demand. Please tell us and expand your disclosures in future filings to explain how you develop your assumptions of “future demands and market conditions” and how you “project future demand” for purposes of your inventory valuation analysis. For example, discuss how you arrived at your estimates for future demands, how accurate your estimates of future demand have been in the past and how much the estimates of future demand have changed in the past.

The Company respectfully advises the Staff that starting from the beginning of the fourth quarter 2008, the prices of polysilicon wafers (which is the key raw material for the Company’s products, solar modules) decreased approximately 30% compared to Q3 2008. Also, demand for solar modules decreased, and sales prices for solar modules also decreased by approximately 15% during the same period. The market was also anticipating a further decline in 2009 which would not be as sharp as the 2008 decline. The Company believed that the significant decreases in price levels for key raw materials and end products, as well as the decrease in demand for end products rendered it appropriate and necessary to review inventory and measure the losses by applying the rule of pricing inventory at cost or market, whichever is lower.

The Company further advises the Staff that the market value for key raw material, “Polysilicon Wafer, Work In Process (“WIP”) and Finished Goods — Solar Modules”, is derived as follows:

PV Module	“A” = Estimated sales price in next quarter less estimated selling expenses

WIP	“B” = “A” less all processing costs, including overhead and other materials, which occurred during the manufacturing process from WIP to PV Module

Polysilicon	“C” = “B” less all processing costs, including overhead and other materials, which occurred during the manufacturing process from Polysilicon to WIP
In the above calculations, processing costs are estimated based on historical data.

Because the Company’s days in inventory based on its historical turnover ratio was less than two months, the Company believed using estimated sales prices for the following quarter was appropriate. The Company estimates future market demand by referring to its backlog sales orders. The

Company estimates the sales prices for the next quarter through its market analysis. The estimated prices adopted for the past three quarters in 2009 were accurate within a 2% deviation versus actual sales prices.

Based upon the foregoing, the Company will revise its future filings to explain how it develops its assumptions of “future demand and market conditions” and how it “projects future demand” for the purposes of its inventory valuation analysis.

The Company will revise its future filings to include the following language: “We estimate future market demand by referring to our backlog sales orders and our historical inventory turnover ratio. We estimate sales prices for the next quarter through our market analysis. Our estimated prices for 2009 were consistent with the actual historical result within a 2% deviation.”

7.	You state that management monitors the changes in the purchase price paid for polysilicon, including prepayments to suppliers. Revise this disclosure in future filings to discuss how changes in the prices of polysilicon can impact the valuation of your inventories.

The Staff’s comment is noted. The Company will revise its future filings to include the following language: “Spot prices of polysilicon are primarily a result of market supply and demand. Unanticipated increases in spot sales prices or increases to pre-negotiated purchase prices could cause us to incur additional inventory valuation provisions.”

8.	Further to the above, we note that you recorded a lower of cost or market provision for inventories of $50.1 million and a charge of $7.0 million for purchase commitments during 2008. With respect to these charges, please tell us and revise future filings to explain in detail how you determined the amount of the write-off, including the significant estimates and assumptions. Please also address the following:
•	With reference to your disclosure on page F-45 of “take-or-pay” obligations and other long-term supply agreements totaling $21,448.2 million, please tell us and revise future filings to disclose how these agreements impacted the amount of your inventory provisions as of December 31, 2008.

The Company respectfully advises the Staff that the lower of cost or market provision for inventories of $50.1 million and a charge of $7.0 million for purchase commitments during 2008 was the result of its review of all on hand inventories and all short-term and long-term purchase commitments using the methodology stated in its response to Comment 6. In most of the Company’s multi-year polysilicon supply agreements (and in particular those which are “take-or-pay”), the prices are fixed during the first or second year, after which some agreements provide for prices to be set in subsequent years according to a declining annual price curve while other agreements provide for subsequent annual prices to be determined by further negotiations. The Company believed (based upon the information it had as of each applicable reporting date) the spot prices of both monocrystalline and multicrystalline silicon wafers would continue to fall during 2009, and therefore the agreements which continued to provide for fixed prices or prices set by declining annual price curves could be higher than the market value. Estimation of future market demand and future sales prices were used to determine the market value of polysilicon purchase commitments under these multi-year agreements, and provisions were made applying the rule of pricing inventory at lower of cost or market.

The Company will revise its future filings to include the following language: “The Company evaluated all inventories and all short-term and long-term purchase commitments, in particular those under “take-or-pay” arrangements, to determine whether a lower of cost or market provision was necessary. The prices under the long-term commitments are typically fixed for up to the first two years, after which some agreements provide for prices to be set in subsequent years according to a declining annual price curve while other agreements provide for subsequent annual prices to be determined by further negotiations. The Company believes that the renegotiated prices will be based on the then market prices and as such those commitments did not affect our lower of cost or market provision. For the periods in which prices are fixed, the Company’s estimates of future market demand and sales prices were used to determine the market value of the purchase commitments.”

•	Clarify for us whether you have evaluated all of the “take-or-pay” commitments for possible impairment in accordance with paragraph 330-10-35-17 of the FASB Accounting Standards Codification. Discuss whether or not your current sales projections support the recovery of these commitments.

The Company respectfully advises the Staff that it has evaluated all of its “take-or-pay” commitments for possible impairment in accordance with paragraph 330-10-35-17 of the FASB Accounting Standards Codification. The $7.0 million provision was a result of such evaluation for certain non-cancellable purchase commitments for which prices are fixed. As of December 31, 2008, the Company’s sales projections supported the recoverability of the rest of its “take-or-pay” commitments after considering the $7.0 million provision.

•	With reference to your disclosures throughout the filing that raw material prices have fallen significantly and that your ability to adjust your raw materials costs may be limited as a result of entering into multi-year supply agreements, please tell us and revise future filings to disclose how these factors impacted the amount of your inventory provisions as of December 31, 2008. Also discuss how these trends could impact your future results of operations.

As stated above, the Company respectfully advises the Staff that the lower of cost or market provision for inventories of $50.1 million and a charge of $7.0 million for purchase commitments during 2008 was the result of its review of all on hand inventories and all short-term and long-term purchase commitments using the methodology stated in its response to Comment 6.

In addition, the Company respectfully advises the Staff that, although it has re-negotiated and will continue to re-negotiate its multi-year supply agreements, future re-negotiations may not lead to adjustments in its multi-year supply agreements if the market price for raw materials (mainly polysilicon) falls significantly below the contracted prices. Therefore, the Company may have to purchase polysilicon with costs higher than market price. Market prices for polysilicon have experienced significant volatility, and it is conceivable that prices will continue to decline. The Company will continue to closely monitor all of its multi-year supply agreements and conduct re-negotiations when the spot market price is significantly lower than the contracted prices.

The Company will revise its future filings to include the following language: “Estimations related to future market prices are critical to the inventory provision when applying the rule of pricing inventory at lower of cost or market for multi-year supply agreements. The market prices for polysilicon were based upon the information management had as of each applicable reporting date. In view of the significant volatility of the polysilicon prices during the past few years, we believe it is possible that polysilicon prices will continue to fall, and we will keep re-negotiating our multiyear supply agreements if market prices fall significantly below contracted prices, which could affect our inventory provisions.”
B. Liquidity and Capital Resources, page 69
9.	We note your disclosures regarding your outstanding short-term bank borrowings with terms of one year. You state that you “have historically been able to obtain extensions of some of the facilities shortly before they mature.” Further, you state that you plan to repay these short-term bank borrowings with cash generated by your operating activities in the event you are unable to obtain extensions or alternative funding. However, we note that your cash flows from operating activities have been negative for each of the past three years. Please revise this disclosure in future filings to provide additional discussion regarding your ability to repay short-term bank borrowings should you not obtain the extensions or alternative funding. Discuss management’s plans in the event that you have negative operating cash flows. In addition, discuss how management expects the current credit environment to impact its ability to obtain extensions or alternative financing.

The Company respectfully advises the Staff that negative operating cash flows during the past three years were primary driven by increasing advance payments to suppliers under the multi-year polysilicon supply agreements previously discussed in the Company’s responses to Comments 6, 7 and 8. Most of these prepayments were made to secure the supply of long-term polysilicon. For 2008, the Company’s total prepayments relating to polysilicon supply agreements amounted to $463 million, increasing from $29 million for 2007.

Since the fourth quarter of 2008, due to changes in both market demand and supply, the Company re-negotiated most of its multi-year polysilicon supply agreements. For some agreements, further prepayment obligations were removed from the revised agreements. Further, the Company stopped making prepayments for spot market purchases of polysilicon. In addition, a majority of the Company’s suppliers with multi-year supply agreements have started making deliveries, allowing the Company to offset amounts due for the purchases against the prepayments, and thereby reducing the prepayments outstanding. The Company estimates that prepayments outstanding will be reduced by $62 million by end of 2009. As a result, the Company believes cash flow from operating activities has improved significantly in 2009. For the first three quarters of 2009, net cash provided by operating activity amounted to $2.7 million, $38 million and $46 million, respectively.

With respect to the Company’s ability to obtain extensions or alternative financing in the current credit environment, the Company respectfully advises the Staff that at the end of 2008, the majority of its short-term borrowings were with some of the biggest banks in China, all of which remain financially sound. Historically, most of these Chinese banks, when requested by the Company, extend the term of their credit facilities before the maturity date of the outstanding borrowings. During the fourth quarter of 2008 to the first quarter of 2009, most Chinese banks adopted more relaxed credit policies in order to stimulate nationwide economic growth. The Company is a well-known and respected pioneer in the Chinese and global solar industries. The Company has experienced several years of strong and positive banking relationships with the Chinese banks. Given these relationships and the Company’s history of obtaining extensions, the Company believes the risk of not obtaining further extensions to be remote as the global economy recovers. The Company believes the current credit environment in China do not affect its ability to extend the payment terms of its short-term credit facilities or to obtain extensions or alternative financing from its Chinese bank lenders.

The Company will revise its future filings to include the following language. “We have historically been able to obtain extensions of our short-term credit facilities before they mature. The majority of our short-term borrowings are provided by some of the largest banks in China which remain financially sound. Historically, most of these Chinese banks, when requested, have extended the terms of their credit facilities before the maturity dates of the outstanding borrowings. During the fourth quarter of 2008 and the first quarter of 2009, most Chinese banks relaxed their credit policies in order to stimulate economic growth. We believe our ability to extend our short-term credit facilities prior to their maturity remains strong in the current credit environment, and do not believe such conditions will impact our ability to obtain extensions or alternative financing from our Chinese bank lenders. In the event we are unable to obtain extensions of these facilities or alternative funding in the future, we plan to repay these short-term bank borrowings with our cash on hand, short term investments, cash generated by our operating activities as well as other equity or debt issuances. For the first three quarters of 2009, net cash provided by operating activities amounted to $2.7 million, $38 million and $46 million, respectively.”

10.	We note the significant amounts outstanding on your 2012 convertible notes. We further note that the holders of these notes have the right to require you to repurchase all or a portion of their notes on February 15, 2010. Please revise future filings to discuss management’s plans to address any potential exercise of this call option.

The Company respectfully advises the Staff that as a result of open market repurchases of its 2012 convertible notes, as of September 30, 2009, the aggregate principal amount remaining outstanding of such convertible notes have been reduced to $225 million. In May 2009, the Company completed a follow-on public offering of 23 million American Depositary Shares in which it received aggregate net proceeds of approximately $277 million. In addition, in June 2009, the Company entered into a $50 million convertible loan agreement with International Finance Corporation, a member of the World Bank Group, with a term of seven years which the Company has drawn in full. As of September 30, 2009, the Company had a total of $655 million in cash and cash equivalents, as well as a total of $200 million in principal protected structured deposits available. The Company believes that funds received as a result of the above mentioned financing activities, as well as available cash and cash equivalents, are sufficient to address any potential exercise of the call option associated with the outstanding 2012 convertible notes.

The Company will revise its future filings to include the following language. “As a result of open market repurchases of its 2012 convertible notes, as of September 30, 2009, the aggregate principal amount remaining outstanding of such convertible notes have been reduced to $225 million. We believe that funds received from financing activities in 2009, which include a follow-on public offering of 23 million American Depositary Shares in May 2009 which provided approximately $277 million of net proceeds, a $50 million convertible loan from International Finance Corporation in June 2009 which will mature in year 2016 and $200 million of principal protected structured deposits, as well as available cash and cash equivalents generated through our operating activities, are sufficient to address any potential exercise of the call option associated with the 2012 convertible notes in February 2010.”

11.	We note your disclosures that you increased your provision for doubtful accounts from $1.4 million in 2007 to $15.8 million in 2008. We note that you have extended credit to many new and existing customers and/or provided them with improved credit terms, including extending the time period before payments are due. Please tell us and revise future filings to discuss how these revised credit and payment terms have impacted your revenue recognition. Specifically, discuss how the changes have impacted your ability to estimate the provision for doubtful accounts and your ability to determine that the sales price at the time of sale is fixed and determinable and that collectability is reasonably assured. Refer to SAB Topic 13.
The Company respectfully advises the Staff that bad debt reserve for trade receivables amounted to $1.4 million in 2007 and $3.7 million in 2008. Specific bad debt reserve for other non-trade receivables amounted to $12.1 million in 2008. Specific provisions for other non-trade receivables are principally related to uncollectable receivables from certain suppliers which prepayments for raw materials were originally made.

The Company further advises the Staff that commencing in the fourth quarter of 2008, the market dynamics of the Company’s industry evolved from being supply driven to being demand driven. In addition, the credit environment affected the ability of most of the Company’s customers to obtain credit from financial institutions, resulting in many of them seeking longer credit terms from suppliers, such as ourselves. However, the Company still strictly follows the four criteria for revenue recognition under FASB ASC 605, “Revenue”. Had the sales price not been fixed or determinable and collectability not been reasonably assured, revenue would not be recognized.

To ensure collectability is reasonably assured, the Company requires credit assessments for all customers requesting credit before committing to their sales orders. The credit assessment includes reviewing a customer’s latest financial information and historical payment record, reviewing the financial ability of a customer’s parent company to make payment if the customer cannot, assessing the availability of collateral, and performing necessary due diligence to determine credit terms and credit limits. As a result of the current economic environment, the Company re-evaluates the credit standing of significant customers more frequently. In addition to credit assessments, the Company has also sought credit insurance to mitigate credit risks. Through these efforts, the Company believes it minimizes its credit risks under the current dynamic market environment, and helps it to assess reasonable provisions which need to be made for doubtful accounts.

The Company will revise its future filings to include the following language. “Bad debt reserve for trade receivables amounted to $1.4 million in 2007 and $3.7 million in 2008. Specific reserves for doubtful non-trade receivables increased to $12.1 million in 2008 which principally related to uncollectable receivables from certain suppliers which prepayments for raw materials were originally made. While we have extended credit to many new and existing customers and/or provided them with improved credit terms, such revised terms have not impacted our revenue recognition. To ensure collectability is reasonably assured, we request credit assessments for all customers requesting credit before committing to their sales order. As a result of the current environment, we re-evaluate the credit standing of significant customers more frequently, and have sought credit insurance to mitigate credit risk.”
Item 7. Major Shareholders and Related Party Transactions, page 86
12.	Please disclose the nature and extent of Dr. Shi’s investment in GSF. Refer to Item 7.B of Form 20-F.

The Staff’s comment is noted. The Company will disclose in future filing that Best (Regent) Asia Group Ltd., a company ultimately held by Dr. Shi, Chairman and CEO of the Company, holds an investment amounting to a 10.67% equity interest in GSF.
Consolidated Financial Statements, page F-l

13.	Please tell us and revise future filings as appropriate to clarify the nature of the “other receivables” reflected on your balance sheet.

The Staff’s comment is noted. The Company will revise future filings and clarify the nature of “other receivables”, which represents non-trade receivables from third parties, net of specific provision for doubtful accounts. (See discussion in the Company’s response to Comment 11.) As of December 31, 2008, the total balance of $46.8 million in “other receivables” included $11.1 million of value added tax refunds due to the Company (such amount has been verified by the relevant local tax bureau in China), a $25.5 million short-term loan granted to a supplier, a $6.1 million receivable due from a project supplier, Triumpher Steel Construction Group, which is further discussed on page F-47, and other miscellaneous non-trade receivables.
Note 4. Business Acquisitions, page F-21
14.	We note the allocation of amounts to “trade names” for each of the MSK Corporation and KSL-Kuttler Automation Systems GmbH acquisitions in 2008. We further note from your disclosure on page F-13 that you have determined your trade names have an indefinite useful life. Please provide us with your analysis discussing why you believe each of the trade names acquired in these transactions has an indefinite useful life.

The Company allocated $22.1 million of the second phase purchase price for MSK Corporation and $7.2 million of the purchase price for KSL Kuttler Automation System GmbH (“Kuttler”) to trade names at the acquisition date, based on the following facts in accordance with paragraphs 350-30-35-1 of the FASB Accounting Standards Codification, as a result of which the Company determined that the trade names acquired in these transactions have an indefinite useful life.
1.	The Company plans to use the trade names of the acquirees, both MSK Corporation and Kuttler, for an indefinite period of time.

2.	The trade names of the acquirees, MSK Corporation and Kuttler, can be used independently of other assets as long as each of the companies exists and is not affected by the life of other assets.

3.	No legal, regulatory, or contractual provisions that may limit the useful life of the trade name existed.

4.	The costs for renewal or extension of the legal life of the trade name were not material.

5.	As each of the trade names was not a particular trademark of a specific product or a product line, the effects of obsolescence, demand, competition, and other economic factors were considered minimal.

6.	The level of maintenance expenditures required to obtain the expected future cash flows from the trade name are not considered excessive, because selling, marketing, general, administrative expenses (excluding depreciation and amortization) of MSK Corporation and Kuttler, constituted approximately 3-5% of the two companies’ revenues, respectively.
Note 11. Investments in Affiliates, page F-25

15.	We note that in June 2008 you committed to acquire 86% of Global Solar Fund for total cash consideration of $364.6 million and that you have a 50% voting interest in Global Solar Fund. In addition, you disclose on page 86 that two of the three managers of Global Solar Fund are representatives of Suntech and that the favorable vote of at least one of your representatives is required for any investment/divestment decision. You state that you account for this investment using the equity method of accounting due to your “limited partner position.” Please provide us with additional analysis that supports your conclusion that you should account for this investment using the equity method rather than consolidating it into your financial statements. Discuss your consideration of paragraphs 810-20 and 810-10-15 of the FASB Accounting Standards Codification as well as any other relevant accounting literature.

The Staff’s comment is noted. To facilitate the Staff’s review, the Company provides some additional background information, and the accounting analysis is below.

Background

Global Solar Fund (the “Fund”) was formed in February 2008 as an investment company in Luxemburg. The Fund’s objective is to identify potential investments in private companies owning or developing projects in the energy sector (mainly in Spain and Italy). Global Solar Fund Partners S.a.r.l, an unrelated party, is the founder and general partner (“GP”) of the Fund. GP holds 3.33% of the total capital. The Company and related parties, as the limited partners (“LP”) of the Fund, hold the remaining 96.67% of the share capital, proportionate to the share ownership. Currently, GP is also in discussion with other investors to participate in the Fund as additional LPs.

Voting Rights

Each share carries one vote at the shareholders meeting. However, any resolution of a general meeting of Shareholders creating rights or obligation of the Fund vis-à-vis third parties must be approved by the GP. Any resolution of a general meeting of Shareholders to amend the Articles must be passed with a quorum of 50% of the share capital, the approval of a 2/3 majority of the Shareholders present or represented and voting at the meeting, and the consent of the GP.

Decision Making Rights

Decision making rights reside with the GP; however, it has entrusted three managers with different levels of the decision making rights:

Category A manager —	Founder and GP of the Fund
Category B manager —	Dr. Zhengrong Shi, Chairman and CEO of Suntech and
Dr. Stuart Wenham, Chief Technology Officer of Suntech
The Category A manager is entrusted with the day-to-day management, which includes any ongoing business operation, such as daily management and exploration of new investment opportunities and personnel decision of the Fund. Any investment / divestment decision or capital call requires the favorable vote of the Category A manager and any one of the Category B managers.

Transfer Restriction, Liquidation and Kick-out Rights

Ordinary shares can only be transferred, pledged or assigned with the prior written consent of the GP, and no redemption can occur at the unilateral request of the LP.

Also, the LP does not have the right to unilaterally remove the GP of the Fund, as the GP may only be removed by an amendment to the Articles approved at an extraordinary general meeting of shareholders and with the GP’s own consent.

Management Fees

GP receives an annual management fee based on the aggregate commitments and is entitled to certain percentage of profit sharing based on the return of the Fund.

Accounting Analysis

The Company has reviewed the paragraphs contained in section 810-10-25, 810-10-15 and 810-20 of the FASB Accounting Standards Codification, and performed the following analysis:

Analysis Under Accounting Standards Codification (“ASC”) ASC 810-10-15 — Variable Interest Entities

In assessing whether the equity at risk is sufficient to finance activities of the Fund, the Company considered the capital structure on initial contribution and the investment plan at December 31, 2008. The Fund is 100% funded by equity from its general partner and ordinary shareholders and all of the investments are made using such capital contributed. Therefore, the Fund does have sufficient equity at risk to finance its operation and lack of the characteristic described in the ASC810-10-15-14(a).

Furthermore, regardless of GP or Ordinary share, each share has one vote at the shareholders’ meeting. Category A manager (GP) has the exclusive right to manage the daily operations as described above, the LPs/Category B managers together with GP will make the investment/divestment decisions.

All of the shareholders are entitled to distributions according to the Fund’s distribution policy and the shareholders as a group have the obligation to absorb expected losses and rights to the residual interests of the Fund. Furthermore, the GP’s management fee does not significantly shield it from expected losses or give the GP a disproportionate amount of the residual returns. Thus, it does not lack the characteristics described in the ASC810-10-15-14(b)(2) and (3).

Moreover, the LP and the GP of the Fund proportionally share the expected losses and residual returns of the Fund in accordance with their respective capital contributions. Based on the decision making rights discussed above, the LP’s ownership and economics are disproportional. However, when all of the facts are analyzed, there are no indications that substantially all of the activities of the fund are conducted on behalf of LP as:
-	The business model of the Fund (investment company) is entirely different from LP’s business (Solar products research and manufacturing).

-	The Fund or its investees are not obligated to purchase any of their inputs or sell any of their outputs to the LP, all business with the investees are carried out through normal arm’s length transactions (and not affected by the investment in the Fund).

-	The Fund (or each of its investees) does not act as a reseller of the LP, and was not designed/ redesigned to provide any goods/ services to LP or its customers, and does not have services arrangement with the LP.

-	The Company’s share of economics is approximately 80% currently, with the remaining 20% residing with the GP of the Fund. In addition, the Fund is anticipating additional investors as

LPs of the Fund, which will reduce the Company’s share of economics.

-	The Fund does not depend on the LP when conducting its investment activities and decision making is shared between the Category A and B managers.

-	LP is not involved in the day to day management and only has certain participative and protective rights in the Fund.

-	GP carries out significant portion of the activities through the team of engineers and finance professionals which is beyond the expertise or experience of the Company.
Based on the analysis performed, we do not believe that the Fund is a variable interest entity (“VIE”) and subject to the consolidation requirement under ASC 810-10-15. However, the Fund (as a GP/LP structure) is subject to the ASC 810-20 requirement when considering the consolidation scope.
Analysis Under ASC 810-20 — Control of Partnerships and Similar Entities
ASC 810-20 covers limited partnerships or similar entities that are not VIEs under ASC 810-10-15. ASC 810-20-25 states that the general partner in a limited partnership are presumed to control the limited partnership regardless of the extent of the general partners’ ownership interest in the limited partnership unless the limited partners have either of the following: (a) the substantive ability to dissolve (liquidate) the limited partnership or otherwise remove the general partner without cause (“kick-out rights”) or (b) substantive participating rights. If so, then the general partners do not control the limited partnership.
The Company cannot redeem its shares or liquidate the Fund without the GP’s approval and the Company cannot remove the GP without its own consent. Accordingly, the Company does not possess “kick-out rights”.
As discussed in the Background section, the Company and its related parties have certain participating rights as Category B managers. Regardless of whether the GP should consolidate the Fund, the fact that the LP has participating rights does not necessitate that the LP has control. In this case, any participating rights held by the Company require approval from the GP.
Looking outside of the GP/LP structure, ASC 810-10-25 states that consolidation is appropriate if a reporting entity has a controlling financial interest in another entity and that the usual condition for a controlling financial interest is ownership of a majority voting interest. However, in some circumstances control does not rest with the majority owner. ASC 810-10-25-1 to 14 provides guidance on when those “minority rights” are considered substantive participating rights (similar to guidance in 810-20-25-11) that would preclude the majority owner from control. These include approval or veto rights granted to the minority shareholder.
The Company does not believe it has a controlling financial interest to consolidate the Fund although it has certain participation rights. The rights held by the Company will only give it the ability to block or participate in decisions made by the GP. The Company cannot enforce any decisions without the GP’s approval, including:
a. determine investment / divestment actions;

b. manage daily operations;

c. approve / veto any amendments to the Articles;

d. redeem our shares or liquidate the Fund; or

e. remove the GP.

Accordingly, the Company believes the equity method of accounting is appropriate to capture its investment in the Fund.
16.	As a related matter, we note that during the six months ended June 30, 2009 sales to investee companies of Global Solar Fund were $115.8 million. You state that sales to these related parties were conducted on terms comparable to those with unrelated parties. However, we note that outstanding accounts receivable from Global Solar Fund was $108.4 million as of June 30, 2009 and that you expect to collect the remaining amounts due “by the end of 2009.” Based on these factors, it appears that the payment cycles on your sales to investee companies of Global Solar Fund are significantly longer than on your sales to unrelated parties. Please discuss how the extended payment cycles from these related parties have impacted your revenue recognition policies.

The Staff’s comment is noted. As stated on page F-14 under “Revenue recognition”, the Company recognizes revenues for product sales when persuasive evidence of an arrangement exists, delivery of the product has occurred, title and risk of loss have transferred to the customer, the sales price is fixed or determinable, and collectability of the receivable is reasonably assured.

Sales to investee companies of Global Solar Fund are made on an arms-length basis with similar sales terms as those offered to third parties, and follow the same revenue recognition policy. The Company conducted a thorough credit review process before agreeing to the credit terms provided to the investees of Global Solar Fund which process also considered the availability of financing support from Global Solar Fund to its investee companies. In connection with such review, the Company considered the following:
(a)	Global Solar Fund is in the process of obtaining a facility agreement from a group of lenders, the funds of which will be loaned to investee companies to enable the construction of the projects such investee companies are developing.

(b)	Due to the current state of the financial markets, Global Solar Fund’s progress in obtaining the facility has been slower than expected, although progress continues.

(c)	In connection with its credit review process, the Company performed extensive due diligence on the investee companies of Global Solar Fund, the projects such investee companies are planning to build, documents associated with the facility agreement Global Solar Fund is obtaining, and the status of Global Solar Fund’s progress to obtain its facility agreement.

(d)	Based upon such credit analysis and due diligence, the Company determined that despite the slower than expected process, it believed that Global Solar Fund would be able to obtain the facility and draw the facility to make loans to its investee companies to enable them to pay the receivables owed to the Company by the end of 2009.

(e)	As a result of the foregoing process, the Company believed that it was reasonable and consistent with the Company’s current credit policies to extend the payment terms of such investee companies, and because the other elements of revenue recognition are satisfied (including that the collectability of the receivable is reasonably assured) revenue recognition was appropriate.
The Company continues to obtain regular updates from Global Solar Fund concerning the status of the facility agreement, performs a quarterly re-evaluation of the treatment accorded this receivable, and will revise its treatment as the facts and circumstances may warrant to maintain consistent application of its revenue recognition policies.

17.	We note your disclosures here regarding your investments in Gemini Solar Development and Gemini Fund. Please address the following:
•	In light of your 50% ownership percentage, please provide us with your analysis that supports your conclusion that this investment should be accounted for using the equity method rather than consolidated in your financial statements. In this regard, we note from a review of Gemini Solar Development’s website and related press articles that a representative from Suntech serves as the President of Gemini Solar Development.

The Company respectfully advises the Staff that the conclusion to account for Gemini Solar Development and Gemini Fund (the “JVs”) under the equity method rather than consolidate such entities was reached based on the following considerations under the Topic 323 of the FASB ASC:
a)	The corporate governance structure of the JVs is under a typical common control structure. The boards of the JVs are initially composed of eight directors with four of such directors appointed by the third party investor and four of such directors appointed by the Company.

b)	According to the LLC agreement of the JVs, unanimous consent from the Board is required for key business and operational decisions.

c)	Allocation of net income and net losses of the JVs are made on a pro rata basis.

d)	The President of Gemini Solar Development is the administrative member responsible for managing daily operations under the direction of the Board. The Board has full and complete authority, power, and discretion to manage and control the business, affairs, and properties of the JV, to make all decisions regarding those matters and to perform any and all other acts or activities customary or incident to the management of the JV’s business. The President has limited authority and control over the entity, and can be removed with unanimous agreement of the Board or under conditions defined by the LLC agreement and bylaws.
•	We note your disclosures on page 34 regarding your intent to develop, finance, own and operate large-scale PV projects in the United States by way of your investment in Gemini Solar Development. With a view towards disclosure in future filings, tell us how your ongoing participation in developing, financing, owning and operating the projects may impact your revenue recognition relating to sales to this joint venture.

The Company further advises the Staff that the activities of the JVs are controlled and managed by the Board of the respective JVs, not the Company:
a)	The JVs or its investees are not acting as resellers of the Company. In addition, they are not designed / redesigned to provide any goods/services to the Company’s customers.

b)	The JVs or their investees do not have outsourcing / tolling arrangements with the Company, and also do not have any technical service agreement with the Company.

c)	The JVs will develop and finance projects by themselves. The Company is not obligated to provide any financing support other than the equity investment according to the LLC agreement of the respective JVs.

In addition, the JVs are accounted for using the equity method as described above. As such, and based on the above, any revenue of the JVs will be recognized in accordance with SAB Topic 13. In addition, intercompany profits and losses between the Company and JVs or their investees will be eliminated until realized as if the JVs or their investees were consolidated in accordance with Topic 323 of the FASB ASC. Should there be any significant change in the above conditions / facts, the Company will conduct a re-assessment.
18.	In light of the significant revenue and accounts receivable in 2009 relating to investee companies please tell us and revise future filings to disclose any significant revenue and accounts receivable balances attributable to any individual investee companies. Refer to Rule 4-08(k) of Regulation S-X.

The Company respectfully advises the Staff, that as of and for the year ended December 31, 2008, there was neither significant revenue nor accounts receivables attributable to any related parties, including individual investees of any related parties.

In the Company’s annual report on Form 20-F for the year ending December 31, 2009, the Company will disclose any significant revenue and accounts receivable attributable to any related parties, including the individual investee companies of its related parties, on the Company’s balance sheet, income statement and statement of cash flows in accordance of Rule 4-08(K) of Regulation S-X. The Company notes for the Staff that in its earnings release for both the first, second and third quarters of 2009, the Company included a line item on its balance sheet entitled, “Accounts receivable — Investee companies of GSF” and a line item on its income statement entitled, “Total net revenues — Investee companies of GSF”.

Note 12. Long-term Investments, page F-26
19.	We note here that you recorded a $60 million impairment on your investment in Nitol Solar Limited and from page 66 a $13.8 million impairment in Hoku Scientific and that you believe that both impairments are other-than-temporary. Please tell us and revise your future filings to disclose in more detail the facts and circumstances that led you to determine that your investments were other-than-temporarily impaired.

With respect to the Company’s investment in Hoku Scientific, the Company respectfully advises the Staff that the Company accounts for its investment in Hoku Scientific, which is listed on the Nasdaq, as an available-for-sale equity security. Unlike a debt security with a contractual maturity date, and the Company’s ability to hold an equity security would not by itself allow it to avoid an other-than-temporary impairment. The Company concluded that the impairment to its investment in Hoku Scientific was other-than-temporary based upon the following:
a)	While the initial business rationale to invest in Hoku Scientific related to securing future polysilicon supply, significant market changes in polysilicon supply and demand, which has been discussed elsewhere herein in the 20-F, had significantly reduced the importance of the initial investment to the point that the Company could no longer assert that it would hold on to the investment until recovery.

b)	Hoku Scientific is a publicly traded company. Its stock price as of the date the Company made its initial investment was $10.45. The last time Hoku Scientific’s stock price exceeded the Company’s investment cost of $8.67 was April 23, 2008, and the stock price had continued to decline to $2.67 at December 31, 2008. Hoku Scientific’s stock price hit a 2008 low of $2.49 on November 20, 2008.

c)	Hoku Scientific’s stock price had been below the Company’s investment cost for more than six months as of December 31, 2008, with the stock price (which represents fair value) as of December 31, 2008 representing only approximately 31% of the Company’s investment cost.

d)	There was no strong evidence to refute the severity and duration of the decline.
With respect to the Company’s investment in Nitol Solar, the Company further advises the Staff that Nitol Solar is a cost-method investment that does not have a readily determined fair value. In connection with the Company’s conclusion that the impairment to its investment in Nitol Solar was other-than-temporary, the Company considered the following:
a)	The significant deterioration in Nitol Solar’s earnings performance since the Company’s investment. Nitol Solar reported a loss of $168 million for the year ended December 31, 2008.

b)	The significant adverse change in the global economy.

c)	The significant adverse change in solar market conditions.

d)	As of December 31, 2008, Nitol Solar was actively seeking additional financing due to significant working capital deficiencies, which raised significant concerns about Nitol’s ability to continue as a going concern.

e)	Subsequently, in early 2009, Nitol Solar entered into equity transactions which confirmed that equity values had diminished.

The Company performed valuations of its investment in Nitol Solar using both the income approach and market approach, and concluded that it had an other-than-temporary-impairment of $60 million in its investment compared to its original cost of $100 million.

The Company will revise its future filings to include the following language.

“With respect to the Company’s investment in Hoku Scientific, factors which we considered in determining that our investment was other-than-temporarily impaired, included the inability of the Company to continue to assert that it would hold on to the investment until recovery given the significant market changes in polysilicon supply and demand, the decline in the stock price of Hoku Scientific which is a publicly traded company, the lengthy time period for which Hoku Scientific’s stock price has been below the Company’s investment cost, and the lack of strong evidence to refute the severity and duration of the decline.

With respect to the Company’s investment in Nitol Solar, factors which we considered in determining that our investment was other-than-temporarily impaired, included a significant deterioration in Nitol Solar’s earnings performance since our investment (including a significant loss for Nitol Solar in 2008), significant adverse changes in the global economy and solar market conditions, Nitol Solar’s activities in seeking significant additional financing to finance working capital needs, and the values at which subsequent equity transactions at Nitol Solar were made. In addition, we performed valuations of our investment in Nitol solar using both the income approach and market approach which supported an other-than-temporary impairment.”
Note 15. Long-Term Loans to Suppliers, page F-28
20.	We note your disclosures here and on page 70 regarding the loans to MEMC in connection with the 10-year supply agreement. While we note you disclose that you have committed to loan $625 million to MEMC, it appears that you have only loaned a portion of this amount. Tell us and revise your disclosures to discuss when you expect to disperse the remaining amounts due to be loaned to MEMC under this agreement. Expand your discussion in the liquidity and capital resources section of MD&A to discuss the impact that this commitment to lend additional money to the supplier could have on your liquidity situation.

The Company respectfully advises the Staff that the $625 million referenced amount is the aggregate principal amount of the money that the Company has committed to lend to MEMC over the entire 10 year period. Based on the supply agreement, the Company extends the loan to MEMC annually and MEMC needs to repay 97% of the outstanding principal amount every two years, upon which the Company will then extend a new loan to MEMC. Such commitment will not have a significant impact on the Company’s liquidity situation. At December 31, 2008, the outstanding principal amount of the loan due from MEMC was $70 million.

The Company will revise its future filings to include the following language. “Due to the structure and terms of its loan to MEMC, we do not believe that the loans we have committed to MEMC will have a significant impact on our liquidity situation. The aggregate principal amount of the money we have committed to lend to MEMC over the entire 10 year period is $625 million. Based on the supply agreement, we extend the loan to MEMC annually and MEMC needs to repay 97% of the outstanding principal amount every two years, upon which we will then extend a new loan to MEMC. At December 31, 2008, the outstanding principal amount of the loan due from MEMC was $70 million.”

* * * *
     In connection with responding to the Staff’s comments, the Company acknowledges that:
-	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

-	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should you have any questions or wish to discuss the foregoing, please contact the undersigned by telephone at +86-510-8531-8952.
Sincerely,
Amy Yi Zhang
Chief Financial Officer